UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 26, 2022

BULL HORN HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

British Virgin Islands	001-39669	98-1465952
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

801 S. Pointe Drive, Suite TH-1

Miami Beach, Florida 33139

 (Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (305) 671-3341

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share and one Redeemable Warrant	BHSEU	The Nasdaq Stock Market LLC

Ordinary Shares, par value $0.0001 per share	BHSE	The Nasdaq Stock Market LLC

Warrants, each whole warrant exercisable for one-half of one Ordinary Share for $11.50 per whole share	BHSEW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On October 26, 2022, Bull Horn Holdings Corp. (“Bull Horn”) held an extraordinary general meeting of shareholders (the “Special Meeting”) in connection with its previously announced business combination (the “Business Combination”) with Coeptis Therapeutics, Inc., a Delaware corporation (“Coeptis”), pursuant to that certain Agreement and Plan of Merger, dated as of April 18, 2022 (the “Merger Agreement”).

At the Special Meeting, Bull Horn’s shareholders voted on the proposals set forth below, each of which is described in greater detail in the proxy statement/prospectus filed by Bull Horn with the Securities and Exchange Commission (“SEC”) on September 30, 2022 (the “Proxy Statement”).   At the Special Meeting, there were 3,121,288 shares voted by proxy or in person, and each of the proposals was approved by the shareholders.

The final voting results for each matter submitted to a vote of the shareholders at the Special Meeting are as follows:

●	Proposal No. 1 — The Domestication Proposal — To consider and vote upon a proposal to (a) change the domicile of Bull Horn by way of its continuation out of the British Virgin Islands, as a business company incorporated under the laws of the British Virgin Islands, and into the State of Delaware to become a corporation incorporated under the laws of the State of Delaware (the “Domestication”) pursuant to Section 184 of the BVI Business Companies Act of 2004, or the Companies Act, and the applicable provisions of the Delaware General Corporation Law, as amended (“DGCL”), respectively; (b) in connection therewith to adopt upon the Domestication taking effect, the certificate of incorporation and bylaws appended to the Proxy Statement (the “Interim Charter”), in place of Bull Horn’s amended and restated memorandum and articles of association (the “Current Charter”) currently registered by the Registrar of Corporate Affairs in the British Virgin Islands and which will remove or amend those provisions of the Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication and provide for a majority of the stockholders to act by written consent; (c) filing a notice of continuation out of the British Virgin Islands with the British Virgin Islands Registrar of Corporate Affairs under Section 184 of the Companies Act; and (d) file the Interim Charter with the Secretary of State of Delaware, under which we will be domesticated from the British Virgin Islands and continue as a Delaware corporation.

FOR	AGAINST	ABSTENTIONS
2,895,594	225,694	0

●	Proposal No. 2 — The Business Combination Proposal — To consider and vote upon a proposal to approve the Merger Agreement by and among Bull Horn, BH Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Bull Horn (“Merger Sub”), and Coeptis and the Business Combination. Pursuant to the Merger Agreement, Merger Sub will merge with and into Coeptis, with Coeptis continuing as the surviving entity of the Business Combination and becoming a wholly-owned subsidiary of Bull Horn. Following the Business Combination, Coeptis and Bull Horn may be collectively referred to as the “Company.”

FOR	AGAINST	ABSTENTIONS
2,895,589	225,699	0

●	Proposal No. 3 — The 2022 Equity Incentive Plan Proposal — To consider and vote upon the approval of the 2022 Equity Incentive Plan of the Company.

FOR	AGAINST	ABSTENTIONS
2,805,064	225,704	90,520

●	Proposal No. 4 — The Charter Amendment Proposals — To consider and vote upon six (6) separate proposals to approve and adopt the amended and restated certificate of incorporation and the amended and restated bylaws of Bull Horn reflecting the following material differences from Bull Horn’s Interim Charter:

o	Proposal 4(a) — To consider and vote upon an amendment to the Interim Charter to declassify the Bull Horn board of directors into one class of directors.

FOR	AGAINST	ABSTENTIONS
2,895,593	225,695	0

o	Proposal 4(b) — To consider and vote upon an amendment to the Interim Charter to provide that, subject to the limitations imposed by applicable law, directors may be removed with or without cause, by the holders of at least a majority in voting power of the shares then entitled to vote at an election of directors.

FOR	AGAINST	ABSTENTIONS
2,895,593	225,694	1

o	Proposal 4(c) — To consider and vote upon an amendment to the Interim Charter to provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the Delaware courts will be the exclusive forum for certain stockholder litigation.

FOR	AGAINST	ABSTENTIONS
2,895,593	225,694	1

o	Proposal 4(d) — To consider and vote upon an amendment to the Interim Charter to provide that the Bylaws and the Amended and Restated Certificate of Incorporation may only be amended in accordance with the DGCL.

FOR	AGAINST	ABSTENTIONS
2,895,593	225,694	1

o	Proposal 4(e) — To consider and vote upon an amendment to the Interim Charter to remove the provisions addressing indemnification and advancement of expenses for the Company’s officers and directors, as the Company’s proposed Bylaws will provide for substantially similar rights to indemnification and advancement of expenses.

FOR	AGAINST	ABSTENTIONS
2,805,074	225,694	90,520

o	Proposal 4(f) — To consider and vote upon the amendment and restatement of the Interim Charter and authorizing all other changes in connection with the replacement of the Interim Charter with the Amended and Restated Certificate of Incorporation and Bylaws as part of the Business Combination, including (i) changing the post-Business Combination corporate name from “Bull Horn Holdings Corp.” to “Coeptis Therapeutics Holdings, Inc.”, and (ii) removing various provisions of the Interim Charter applicable only to a blank check company, including provisions requiring special votes with respect to the variation of rights of shares prior to a business combination, that will no longer be applicable upon consummation of the Business Combination.

FOR	AGAINST	ABSTENTIONS
2,895,588	225,699	1

●	Proposal No. 5 — The Director Election Proposal — To consider and vote upon a proposal to elect seven directors to serve on the Company’s board of directors effective from the consummation of the Domestication and Business Combination until the 2023 annual meeting of stockholders and until their respective successors are duly elected and qualified.

	FOR	WITHHOLD
David Mehalick	2,895,588	225,700
Daniel Yerace	2,895,588	225,700
Christopher Calise	2,895,588	225,700
Tara Maria DeSilva	2,895,583	225,705
Philippe Deschamps	2,895,588	225,700
Christopher Cochran	2,895,583	225,705
Gene Salkind	2,895,583	225,705

As there were sufficient votes to approve the above proposals, the “Adjournment Proposal” described in the Proxy Statement was not presented to shareholders.

A total of 2,869,654 ordinary shares (approximately 88.5% of Bull Horn’s outstanding public shares) were presented for redemption in connection with the Special Meeting. There will be approximately $3.8 million remaining in the trust account following redemptions.

In light of receipt of the requisite approvals by Bull Horn’s shareholders described above, Bull Horn expects the Business Combination to be completed promptly following the satisfaction or waiver of the other conditions to the consummation of the Business Combination.

Forward-Looking Statements

This Current Report on Form 8-K contains, and certain oral statements made by representatives of Bull Horn and Coeptis and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Bull Horn’s and Coeptis’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Bull Horn’s and Coeptis’ expectations with respect to future performance and anticipated financial impacts of the Business Combination contemplated by the Merger Agreement, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Bull Horn or Coeptis and are difficult to predict. Factors that may cause such differences include but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the Business Combination, including due to the failure to meet the conditions to closing in the Merger Agreement; (3) the inability to obtain or maintain the listing of Bull Horn’s securities on the Nasdaq Stock Market following the Business Combination; (4) the risk of significant redemptions by Bull Horn’s public shareholders in connection with the closing of the Business Combination, leaving the combined post-closing company with limited funds to finance its business plans; (5) the risk that the Business Combination disrupt current plans and operations of Coeptis as a result of the announcement and consummation of the Business Combination; (6) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth economically and hire and retain key employees; (7) the risks that Coeptis’ products in development fail clinical trials or are not approved by the U.S. Food and Drug Administration or other applicable regulatory authorities; (8) costs related to the Business Combination; (8) changes in applicable laws or regulations; (10) the possibility that Bull Horn or Coeptis may be adversely affected by other economic, business, and/or competitive factors; and (11) the impact of the global COVID-19 pandemic on any of the foregoing risks and other risks and uncertainties identified in the Proxy Statement relating to the Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC made by Bull Horn. The foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Bull Horn and Coeptis undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

No Offer; No Assurances

This Current Report on Form 8-K will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. There can be no assurance that the potential benefits of combining the companies will be realized. The description of the Business Combination and the transactions contemplated thereby contained herein is only a summary and is qualified in its entirety by the disclosures in the Registration Statement and by the definitive agreements relating to the Business Combination, copies of which have been filed by Bull Horn with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 26, 2022	BULL HORN HOLDINGS CORP.

	By:	/s/ Robert Striar
		Name:	Robert Striar
		Title:	Chief Executive Officer